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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
INTERMOUNTAIN COMMUNITY BANCORP
(Name of Issuer)
NO PAR VALUE COMMON STOCK
(Title of Class of Securities)
45881M 100
(CUSIP Number)
DECEMBER 31, 2009
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
SEC 1745 (2/02)

CUSIP No.	13 G	Page	2	of	5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael J. Romine

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		505,978

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,461

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		505,609

WITH	8	SHARED DISPOSITIVE POWER

		5,461

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	511,394 (Includes 369 shares of unvested restricted stock that is subject to forfeiture, 908 shares subject to options that are exercisable within 60 days, 1,179 shares held in the Romine Educational Trust, and 503,203 held by Romine Family Investments LLC over which Mr. Romine has sole voting and dispositive power.)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.06%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1(a):	NAME OF ISSUER
INTERMOUNTAIN COMMUNITY BANCORP
Item 1(b):	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
414 Church St., Sandpoint, Idaho 83864
Item 2(a):	NAME OF PERSON FILING
Michael J. Romine
Item 2(b):	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
7720 East Woodland Lane, Spokane, WA 99212
Item 2(c):	CITIZENSHIP
United States
Item 2(d): TITLE OF CLASS OF SECURITIES
No Par Value Common Stock
Item 2(e):	CUSIP NUMBER: 45881M100
Item 3: If this statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing is a:

(a)	o	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	o	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	o	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	o	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	o	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	o	An employee benefit plan or endowment fund in accordance with §240.13d-1(b).

(g)	o	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	o	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	o	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	o	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4:	OWNERSHIP
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned: 511,394

(b)	Percent of Class

6.06%

(c)	Number of Shares as to Which Such Person Has:
(i)	Sole power to vote or direct the vote: 505,978

(ii)	Shared power to vote or direct the vote: 5,461

(iii)	Sole power to dispose or to direct the disposition of: 505,609

(iv)	Shared power to dispose or to direct the disposition of: 5,461
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).
Item 5:	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following o. Not Applicable

Instruction: Dissolution of a group requires a response to this item.
Item 6:	OWNERSHIP OF NOT MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable
Item 7:	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. Not Applicable
Item 8:	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable
Item 9:	NOTICE OF DISSOLUTION OF GROUP
Notice dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable
Item 10:	CERTIFICATION
Not Applicable
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/25/10
Date

/s/ Michael J. Romine
Signature

Michael J. Romine
Name/Title